1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2004

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☑       Form 40-F  ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐       No  ☑

     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

TSMC May Sales Set Record High

Hsinchu, Taiwan, June 9, 2004 - Taiwan Semiconductor Manufacturing Company Ltd. (TSMC) (“the Company”) (TAIEX: 2330, NYSE: TSM) today announced that net sales for May 2004 reached a record high of NT$21,720 million, representing a 5.3 percent increase over April 2004. On a year-over-year basis, net sales for May 2004 increased 29.2 percent.

Revenues for January through May 2004 totaled NT$99,863 million, an increase of 39.9 percent over the same period in 2003.

Ms. Lora Ho, TSMC vice president and chief financial officer, noted that, “TSMC’s wafer shipments for May 2004 continued to grow over April 2004 due to increased market demand. As a result, sales revenues for May 2004 continued to rise and reached a record high.”

#          #          #

Sales Report:			(Unit: NT$ million)

Net Sales	2004(1)	2003	Growth Rate
May	21,720	16,812	29.2%
January through May	99,863	71,401	39.9%

(1): Year 2004 figures have not been reviewed.

TSMC Spokesperson:
Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602

For further information, please contact:
Mr. J.H. Tzeng		Mr. Jesse Chou		Mr. Richard Chung
PR Department Manager, TSMC		Public Affairs Manager, TSMC		PR Principal Specialist, TSMC
Tel:	886-3-666-5028 (O)	Tel:	886-3-666-5029 (O)	Tel:	886-3-666-5038 (O)
	886-928-882-607(Mobile)		886-932-113-258(Mobile)		886-911-258-751(Mobile)
Fax:	886-3-567-0121	Fax:	03-5670121	Fax:	03-5670121
E-mail: jhtzeng@tsmc.com		E-Mail: jhchoua@tsmc.com		E-Mail: cychung@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

June 09, 2004

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of May 2004.

1) Sales volume (in NT$ thousand)

Period	Items	2004	2003	Changes	(%)
May	Invoice amount	19,838,393	14,589,050	5,249,343	35.98%
Jan — May	Invoice amount	94,545,738	65,364,835	29,180,903	44.64%
May	Net sales	21,719,561	16,811,729	4,907,832	29.19%
Jan — May	Net sales	99,863,372	71,401,353	28,462,019	39.86%

2) Funds lent to other parties (in NT$ thousand)

	Limit of lending	May		Bal. as of period end
TSMC	69,317,208	—		—
TSMC’s subsidiaries	32,987,264	3,000	*	5,008,350

*	The deviation was due to the fluctuation in currency exchange rate.

3) Endorsements and guarantees (in NT$ thousand)

	Limit of endorsements	May		Bal. as of period end
TSMC	86,646,511	10,800	*	18,030,060
TSMC’s subsidiaries	N/A	—		—
TSMC endorses for subsidiaries		10,800	*	18,030,060
TSMC’s subsidiaries endorse for TSMC		—		—
TSMC endorses for PRC companies		—		—
TSMC’s subsidiaries endorse for PRC companies		—		—

*	The deviation was due to the fluctuation in currency exchange rate.

4) Financial derivative transactions (in thousand)

a-1. Hedging purpose (for assets / liabilities denominated in foreign currencies)

Underlying assets / liabilities	Liabilities:	YEN:	0
		EUR:	0
	Assets:	US$:	2,155,000
Financial instruments			FX forward contracts
Recognized profit (loss)			NT$7,867

a-2. Hedging purpose (for the position of fixed rate liabilities / floating rate assets)

Underlying assets / liabilities	Liabilities:	NT$:	3,000,000
		US$:	2,857
	Assets	US$:	—
Financial instruments			Interest rate swap
Recognized profit (loss)			—

     b. Trading purpose: None.

TSMC May Sales Set Record High
Taiwan Semiconductor Manufacturing Company Limited
SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: June 9, 2004	By /s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer